

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2010

Peter Goldstein, President
GSP-1, Inc.
GSP-2, Inc.
650 Sweet Bay Avenue
Plantation, Florida 33324

> **Re: GSP-1, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed September 14, 2010**
> **File No. 000-54070**
>
> **GSP-2, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed September 14, 2010**
> **File No. 000-54071**

Dear Mr. Goldstein:

We have reviewed the above filings and your letter dated September 14, 2010 and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

General

1. In order to facilitate this review, we have not repeated comments for issues that may be applicable to both registrants. To the extent any comment applies to more than one registrant, please address the comment individually for each separate registrant.

2. Please include GSP-2, Inc.'s Commission file number on the cover page of their next amendment and any subsequent amendments to their registration statement.

Risk Factors, page 6

3. We note your response and the revisions to your registration statement in response to comment 14 from our letter dated September 14, 2010. Please further revise this risk factor to clarify that you will have to comply with the provisions of Rule 419 in any registered

offering of securities, not just if you issue securities as a condition to the closing of any acquisition or business combination. Also, please discuss the terms under which the funds in escrow can be released. Finally, please clarify that you must advise stockholders of a probable acquisition or when you execute an agreement to acquire a business and how you intend to advise stockholders of this information. Please refer to Rule 419(a), (d) and (e) of the Securities Act.

Item 5. Directors and Executive Officers, page 12

Current Blank Check Company Experience, page 13

4. We note your response and the revisions to your registration statement in response to comment 29 from our letter dated September 1, 2010. The meaning "none" under "Filing Date Registration Statement" and "effective" or "not effective" under "Operating Status" are not clear. For instance, we note that International Mergers and Acquisition Corp. filed a Form 10SB-12G on July 6, 2007 that went effective 60 days after filing. However, your table indicates that International Mergers and Acquisition Corp. did not file a registration statement. Please clarify the meaning of the columns titled "Filing Date Registration Statement" and "Operating Status" or tell us why it is not appropriate for you to do so. Also, discuss Mr. Goldstein's association with these other blank check entities in your business section that begins on page one. In this regard, as previously requested, discuss the status of any operations of the companies you have identified as having entered into agreements with other entities. We also note your statement that there are no inherent conflicts of interest between any of the entities that that your sole officer and director has been previously involved. Please discuss in detail the reasons for this conclusion given the status of the entities and their continuing efforts to effect acquisitions. Further, we note your disclosure that you intend to give GSP-1 and GSP-2 priority if multiple acquisition targets are identified. Please clearly discuss the parameters that you will consider in determining the allocations and whether and under what circumstances acquisition targets will be presented to entities other than GSP-1 and GSP-2.

Item 8. Legal Proceedings, page 14

5. We note your response and the revisions to your registration statement in response to comment 28 from our letter dated September 1, 2010. Please revise the first bullet point under this section so that it clearly encompasses the proceedings described in Item 401(f)(1) of Regulation S-K. Also, please revise the fourth bullet point to clarify your reference to "paragraph (f)(3)(i)."

Please contact Robert Errett, Staff Attorney at (202) 551-3225 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gregg E. Jaclin
        Via facsimile